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                             June 23, 2023

       Renato Lulia Jacob
       Group Head of Investor Relations
       Ita   Unibanco Holding S.A.
       Pra  a Alfredo Egydio de Souza Aranha, 100
       04344-902 S  o Paulo, SP, Brazil

                                                        Re: Banco Ita   Chile
                                                            Schedule 13E-3/A
filed June 22, 2023
                                                            Schedule TO-T/A
filed June 22, 2023
                                                            Filed by Ita
Unibanco Holding S.A. et al.
                                                            File No. 005-80508

       Dear Renato Lulia Jacob:

              We have reviewed your amended filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

              After reviewing your response to these comments, we may have additional comments.
       Defined terms used herein have the same meaning as in your offer materials.

       Schedule 13E-3/A filed on June 22, 2023

       Settlement of the U.S. Offer Price, page iii

   1. We reissue prior comment one in our letter dated June 16, 2023. Please provide a legal analysis regarding how
the structure of the Offers is consistent with the requirements of
                                                        Rule 14d-1(d)(2)(ii),
notwithstanding that payment for Common Shares tendered into the
                                                        Chilean Offer could be
made before payment for Shares tendered into the U.S. Offer. In addition, as part of
your analysis, address whether the U.S. Offer may be terminated if a condition is triggered
after the expiration of the Chilean Offer but before the Expiration
                                                        Date in the U.S. Offer.
       Purpose of and Reasons for the U.S. Offer; Plans for the Company After the U.S. Offer, page 6

   2. We reissue prior comment five in our letter dated June 16, 2023. In this respect, we note
 Renato Lulia Jacob
Ita   Unibanco Holding S.A.
June 23, 2023
Page 2
         your disclosure that "[i]n connection with the termination of Corp Group and its affiliates'
         ownership of shares of the Company in July 2022, a number of contractual obligations applicable to IUH and its affiliates after the merger ceased to exist, which contributed ... to
         IUH and Purchaser's decision to proceed with the Offers at this time." For clarity, please revise to disclose the contractual obligations applicable to IUH and its affiliates that ceased to exist, and how, if at all, such contractual obligations relate to the bankruptcy filing by Corp Group and certain of its affiliates. Your revised disclosure should clarify how the termination of these contractual obligations resulted in IUH's and Purchaser's decision to proceed with these Offers.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please direct any questions to Christina Chalk at (202) 551-3263 or Blake Grady at (202)
551-8573.



FirstName LastNameRenato Lulia Jacob                            Sincerely,
Comapany NameIta   Unibanco Holding S.A.
                                                                Division of
Corporation Finance
June 23, 2023 Page 2                                            Office of
Mergers & Acquisitions
FirstName LastName